[AMBOW EDUCATION HOLDING LTD. LETTERHEAD]

March 6, 2018

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Amendment No. 4 to Registration Statement on Form F-1 Filed January 22, 2018 File No. 333-220207

Dear Mr. Spirgel:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of January 30, 2018 with respect to the Registration Statement on Form F-1/A (the “F-1”) filed on January 22, 2018 by the Company (File No.: 333-220207). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 5 to the Form F-1 (the “Amended F-1”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Financial Statements

9. Loan Receivable, page F-68

12. Short-Term Borrowing From Third Party, page F-69

1.	It remains unclear to us from your response to comment 3 why you loaned RMB 42.7 million to an independent third party, Suzhou Zhixinliren, on an interest free basis on an expectation that you would be repaid if you repaid a loan to another independent third party, Sino Accord, absent a contractual or ownership relationship between borrower Suzhou Zhixinliren and lender Sino Accord. We continue to note from your earlier response dated January 5, 2018 that the third party lender and the third party borrower were willing to enter into these parallel lending/borrowing transactions because of their bilateral business relationships. As previously requested please clarify for us the relationships, between Suzhou Zhixinliren, your borrower, and Sino Accord, your lender. In this regard:

•	Describe for us such agreements, understandings and contractual terms between Suzhou Zhixinliren and Sino Accord upon which the collateral is provided and the borrowing and lending entered into,

RESPONSE: The Company respectfully advises the Staff that the key contractual terms of the borrowing agreement between the Company and Sino Accord and lending agreement between Ambow Shengying and Suzhou Zhixinliren, are both are interest free loans, extended without collateral and with maturity dates on April 5, 2018. Sino Accord provided us with the interest-free loan of US$6M, in exchange we provided RMB 42.7 million interest-free loan to Suzhou Zhixinliren. While the Company does not know the specific terms regarding the arrangements between Sino Accord and Suzhou Zhixinliren, it believes pursuant to a mutual understanding between the parties that the US dollar loan is correlated to the RMB loan, which means when the US dollar loan is repaid, the RMB loan will similarly be collected. One of our legal counsels as to PRC law, Beijing DYHQ Law Firm, has advised us that as long as both loan agreements can be repaid on time or may be extended prior to the maturity date, the borrowing and lending transactions would not be viewed as a foreign currency purchase or exchange transaction under Chinese law, and therefore there is no violation of the PRC related Company Laws and Foreign Exchange Bureau regulations.

•	Describe for us what recourse and collateral you have available and plan to use if Suzhou Zhixinliren were not to repay you upon your repayment of your $6.0 million obligation to Sino Accord,

RESPONSE: The Company respectfully advises the Staff that according to our agreements with Sino Accord and Suzhou Zhixinliren, no collateral was provided under either agreement. We are negotiating with Sino Accord and Suzhou Zhixinliren currently regarding the repayment of US dollar loan and collection of RMB loan or the extension of the maturity date of the loans depending upon our available financial resources when both loans become due in April 2018. If agreed among all parties that we collect the RMB loan and repay the US dollar loan when they became due, we expect to collect the RMB loan in equal installments over time, and then repay the $6.0 million loan in equal amounts. Accordingly, only after the first installment of the RMB loan has been collected, would we make the first repayment of the US dollar loan. The following installments of both loans would be collected and repaid similarly until they are fully satisfied within a few months.

•	Tell us how you plan to fund the repayment of your $6.0 million US currency obligation to Sino Accord and whether or not proceeds from the offering will be used, and

RESPONSE: The Company respectfully advises the Staff that none of the net proceeds from our offering will be used to repay the $6.0 million borrowing. As we disclosed in the Amended F-1, we intend to use the net proceeds from this offering for general corporate purposes, including upgrading and expanding our schools and learning centers, teacher training programs and research and development of our educational content, and to fund working capital of Bay State College. As noted above, we are negotiating with Sino Accord and Suzhou Zhixinliren currently regarding the repayment of US dollar loan and collection of RMB loan or the extension of the maturity date of the loans depending upon our available financial resources when both loans mature in April 2018. If agreed among all parties that we repay $6.0 million loan, we shall either apply for a permit from the SAFE to purchase sufficient US dollars or pursue other future offerings resulting in US dollar proceeds to obtain enough US dollars to make the repayment to Sino Accord.

•	Tell us your consideration of whether or not these parallel transactions should be accounted for, in substance, as a purchase of $6.0 million of US currency, then valued at RMB 39.8 million, for RMB 42.7 million of Chinese currency, with the difference between the value of RMB 39.8 received and the RMB 42.7 million paid accounted as a period cost charged against results of operations when the transactions were entered into.

RESPONSE: The Company respectfully advises the Staff that because both loans are interest free, we have no cost for using funds represented by the US$ loan and no income for providing the RMB loan. Since we are negotiating with Suzhou Zhixinliren and Sino Accord respectively either to collect and repay the loans after they became due within a year or to extend the maturity dates, we consider the US$ loan as a current obligation and the RMB loan as a current asset as at the end of the reporting period. Accordingly no period cost should be charged to operating results when both transactions were entered into.

2.	Further, please revise both your Risk Factors and Management’s Discussion and Analysis to discuss the increasingly stringent review and approval of foreign currency denominated borrowings by SAFE, as referenced in your response. Please discuss how this has impacted, and potentially could impact, your ability to have adequate U.S. Dollars for operational needs. Discuss the extent to which you intend to rely upon these types of arrangements in the future. For context, discuss the extent to which you will require U.S. Dollars, such as in connection with the operations of Bay State College. Discuss the risks attendant upon entering into these lending and borrowing transactions with third parties.

RESPONSE: The Company respectfully advises the Staff that:

•	We have disclosed the risks and impact on the foreign currency restrictions implemented by SAFE on our overseas capital expenditures in page 30 of the Amended F-1 as below:

“In November 2017, we acquired 100% of the outstanding shares of common stock of Bay State College Inc. (“Bay State”) in the United States to expand our career-oriented international education portfolio. In 2017, the review and approval process from SAFE with respect to obtaining foreign currency denominated borrowings and making direct overseas investment became more stringent in China. The review and approval from SAFE take longer time period, and more supporting files are required. As a result, the new restrictions on foreign exchange for capital expenditure prevented us from raising enough US dollars in time for the acquisition of Bay State. In order to meet such current acquisition costs and the operational needs of the Company for US dollars, we borrowed a one-year interest-free US dollar loan of US$ 6.0 million from Sino Accord Investments Limited (“Sino Accord”), a non-affiliated third party lender. At the same time, we provided a one-year interest-free RMB loan of RMB 42.7 million to Suzhou Zhixinliren Investment Co., Limited (“Suzhou Zhixinliren”), another non-affiliated party finance company. It is the understanding among the parties that the US dollar loan is correlated to the RMB loan, and when the US dollar loan is repaid, the RMB loan will similarly be collected. We are negotiating with Sino Accord and Suzhou Zhixinliren currently regarding the repayment of US dollar loan and collection of RMB loan or the extension of the maturity date of the loans depending upon our available financial resources when both loans become due in April 2018. In light of the capital from the US dollar loan and its operational cash flow, Bay State College Inc. is able to generate enough liquidity to support its future operations in the near term. Therefore we do not currently intend to rely on US dollar borrowings to continue funding Bay State College’s operations. However, if there are other significant overseas capital expenditure in the future requiring currencies other than the RMB, we may either apply for a permit from the SAFE to purchase foreign currencies or pursue other future offerings resulting in US dollar proceeds to obtain enough US dollars to meet such shortage in foreign currency.”

•	We have revised our risk factors in page 30 of the Amended F-1 to disclose the risks faced by the Company for entering into the borrowing/lending arrangements with third parties as below:

“If we fail to settle our RMB and US dollar loans properly, it may be considered as unauthorized currency exchange arrangement and we may face penalties from local authorities.

In order to meet the our acquisition fund and working capital needs in US dollars, on April 5, 2017, we entered into an agreement to receive a one-year interest-free US dollar loan from Sino Accord. This short-term borrowing due to Sino Accord is correlated to our one-year interest-free RMB loan receivable from Suzhou Zhixinliren, and when the US dollar loan is repaid, the RMB loan will similarly be collected. Please refer to Note 9 and Note 12 of the unaudited condensed financial statements for details.

Both loan agreements are not individually regulated by the foreign currency exchange and cross border guarantee rules of China. However if we fail to repay the US dollar loan to Sino Accord or collect the RMB loan from Suzhou Zhixinliren or to offset two loans when the agreements due, these transactions may be considered as unauthorized foreign exchange arrangements by the SAFE. The regulatory authority may deem the transactions as in substance a currency exchange arrangement or an onshore guarantee for an offshore loan and we may be subject to severe penalties under this circumstances. We are negotiating with Sino Accord and Suzhou Zhixinliren currently regarding the repayment of US dollar loan and collection of RMB loan or the extension of maturity depending on our available financial resources when both loans become due in April 2018. If agreed among all parties that we repay the $6.0 million loan in US dollars, we shall either apply for a permit from the SAFE for our purchase of US dollars for overseas acquisitions or pursue other future offerings resulting in US dollar proceeds to obtain enough US dollars to make the repayment to Sino Accord.”

•	We have disclosed the Management’s Discussion and Analysis in page 52 of the Amended F-1 as below:

“In order to meet the our acquisition fund and working capital needs in US dollars, on April 5, 2017, we entered into an agreement to receive a one-year interest-free US dollar loan from Sino Accord. This short-term borrowing due to Sino Accord is correlated to our one-year interest-free RMB loan receivable from Suzhou Zhixinliren, and when the US dollar loan is repaid, the RMB loan will similarly be collected. Please refer to Note 9 and Note 12 of the unaudited condensed financial statements for details.

Both loan agreements are not individually regulated by the foreign currency exchange and cross border guarantee rules of China. However if we fail to repay the US dollar loan to Sino Accord or collect the RMB loan from Suzhou Zhixinliren or to offset two loans when the agreements due, these transactions may be considered as unauthorized foreign exchange arrangements by the SAFE. The regulatory authority may deem the transactions as in substance a currency exchange arrangement or an onshore guarantee for an offshore loan and we may be subject to severe penalties under this circumstances. We are negotiating with Sino Accord and Suzhou Zhixinliren currently regarding the repayment of US dollar loan and collection of RMB loan or the extension of maturity depending on our available financial resources when both loans become due in April 2018. If agreed among all parties that we repay $6.0 million loan in US dollars, we shall either apply for a permit from the SAFE for our purchase of US dollars for overseas acquisitions or pursue other future offerings resulting in US dollar proceeds to obtain enough US dollars to make the repayment to Sino Accord.”

18. Disposal of Subsidiaries, page F-72

3.	We note from your response to comment 2 that Ambow Online had no business operations for over three years at the time it was sold. We also note your response to prior comment 5 in your response letter dated December 28, 2017 that you and the third party buyer mutually agreed to transfer the receivables amounting to RMB 33.6 million as part of the assets of Ambow Online, as the third party buyer believed they could collect those receivables. Please respond to the following:

•	Clarify the business purpose of this transaction and how you entered into negotiations for this transaction with the third party buyer. As part of your response, please tell us whether other parties were also interested in acquiring Ambow Online.

RESPONSE: The Company respectfully advises the Staff that as we have mentioned in our response to comment 2 filed on December, 19, 2017, Ambow Online could not contribute to the Group’s business development and organizational structure due to the reduction in its business operations subsequent to 2012 and the change in the VIE structure in June 2017. In order to enhance corporate governance and internal control, mitigate risks and protect shareholders’ interests, also to reduce operating expenses and simplify the ownership structure, we started to look for potential buyers for Ambow Online. An investment holding company with experience in investing in online education businesses in China showed strong interest in the potential acquisition, indicating that the buyer intended to use the RMB 137.5 million that the Company will gradually payoff as working capital, to settle the income tax payable and restart the business operations of Ambow Online; and also recover the deferred tax assets of its other subsidiaries through tax planning strategies after the acquisition of Ambow Online. The buyer quickly came to an agreement with the Company to acquire 100% equity interest in Ambow Online based on acceptable terms to the Company (including with regard to the treatment of accounts receivable balances, as more fully described below) and, as a result, we did not contact other parties regarding Ambow Online.

•	Tell us the nature of the buyer’s business operations.

RESPONSE: The Company respectfully advises the Staff that the buyer is an investment holding company which has experience investing in online education businesses in China.

•	In light of the fact that Ambow Online had not conducted any substantial operations since 2013, please clarify for us the third party buyer’s primary interest in Ambow Online. For example, it appears from your December 28, 2017 response letter that the primary assets held by Ambow Online at the time of sale was a RMB 137.5 million receivable from Ambow Group, receivables of RMB 33.6 million, and RMB 23.9 million of other assets. Please tell us the nature of the other assets, and clarify whether the receivables were the primary focus of the third party buyer. If so, clarify why the transaction was structured as a sale of Ambow Online, rather than just the receivables.

RESPONSE: The Company respectfully advises the Staff that RMB 23.9 million of other assets include following breakdown:

RMB in million
Other accounts receivables	3.7
Other receivables	10.8
Prepayment	2.1
Other current assets	0.7
Fixed assets	3.0
Intangible assets	0.9
Other non-current assets	2.7
Total	23.9

In addition to the collection of receivables, the buyer also intended to use the RMB 137.5 million that the Company will gradually payoff as working capital, to settle the income tax payable and restart the business operations of Ambow Online; and also recover the deferred tax assets of its other subsidiaries through tax planning strategies after the acquisition of Ambow Online. Therefore the buyer agreed to acquire Ambow Online as a whole, with all of Ambow Online’s assets and liabilities as of the disposition date.

•	Describe for us the negotiations you had with the third party buyer regarding these receivables. As part of your response, please tell us your understanding as to why the third party buyer believed it could collect 100% of these receivables given the passage of time and long inactive status of your collection efforts;

RESPONSE: The Company respectfully advises the Staff that because the Company was controlled by Joint Provisional Liquidators in the Cayman Islands between 2013 and 2014, the management was occupied by internal investigations and related matters, the Company could not concentrate on the business operation of Ambow Online. As a result, it was unable to collect receivables and RMB 33.6 million in receivables were charged off from 2012 to 2014 accordingly. The buyer is an investment holding company in China which operates online education businesses. It understands the online education market and customers very well. After evaluation of retail and commercial contracts between Ambow Online and borrowers and the collection history, the buyer was convinced that it could collect those receivables through its business connections, legal resources and debt collection agents etc.

•	Tell us the exact nature and amounts of the several types of the RMB 33.6 million receivables sold, including the types of borrowers (retail versus commercial borrowers), geographical location of the borrowers, origination dates, average receivable amount and repayment terms of these receivables.

RESPONSE: The Company respectfully advises the Staff that detailed information of the RMB 33.6 million receivables are as below:

Types	Number of Borrowers	Geographical Location of Borrowers	Origination Dates	Average Receivable Amount in RMB Million	Repayment Terms
Retail borrowers	6	Beijing	2010-2012	1.2	Payment due after the signing of contract
	12	Hubei, Hunan, Henan, Shanxi, Heilongjiang Provinces	2010-2012
	1	Fujian Province	2011
Commercial borrowers	3	Beijing	2013	3.6	Payment due after one year
Total	22

•	In your December 28, 2017 response, you indicated that you recorded a net payable amounting to RMB 137.5 million due to Ambow Online. Please tell us the repayment terms for this obligation.

RESPONSE: The Company respectfully advises the Staff that the payable to Ambow Online of RMB 137.5 million is expected to be paid in installments according to an agreed-upon time schedule between the Company and the buyer. In January 2018, the Company paid RMB 35 million to the buyer as the first installment. Other installments will be made upon a time schedule to be agreed between the parties. We estimate that the buyer would utilize the RMB 137.5 million that the Company would gradually payoff as its working capital, to settle the income tax payable and restart the business operation of Ambow Online; and also recover the deferred tax assets of its other subsidiaries by tax planning after the acquisition of Ambow Online.

•	Describe for us the origins of the RMB 123.5 million income tax payable of Ambow Online and explain why it has remained outstanding given that Ambow Online’s operations effectively ceased in 2013. As part of your response, please describe when the amounts are expected to be paid and whether you have any further exposure to the tax liability if the ultimate settlement amount is higher than the RMB 123.5 million.

RESPONSE: The Company respectfully advises the Staff that RMB 123.5 million income tax payable of Ambow Online has three origins:

•	RMB 62.5 million of income tax payable generated from business operations before 2013, when the Company decided to suspend the online education business gradually, mostly due to the loss of business impacted by negative publicity in the media since the last quarter of 2012.

•	RMB 47.0 million of income tax payable from the reorganization of Ambow Online in 2009.

•	RMB 14.0 million of income tax payable from the canceling of the preferential tax treatment of Ambow Online in 2014 until August 31, 2017, as we have disclosed in Commitments and Contingencies in our annual reports from 2014 to 2016.

Since Ambow Online ceased business operations by the end of 2013, we submitted tax settlement applications regarding the above-mentioned income tax payables to the local tax authority. So far we have not received any feedback regarding the applications or any notice to demand the tax payment from the local tax authority. After the sale of Ambow Online to the buyer, all assets and liabilities as of the disposition date were transferred to the buyer. Therefore the Company would not be exposed to the income tax payable of RMB 123.5 million after the closing of the transaction. The settlement of such income tax payable would be decided and taken by the buyer no matter whether the ultimate settlement amount is higher or lower than the RMB 123.5 million. After the due diligence, the buyer believed that Ambow Online has fully accrued the income tax payable as abovementioned. Considering the buyer has operated similar online education business in China, we estimated that the buyer would negotiate with the local tax authority to settle those income tax payable and/or perform tax planning as a whole to recover the deferred tax assets of its other subsidiaries as needed.

•	In light of the fact that the third party buyer acquired all of the assets and liabilities of Ambow Online, as opposed to only acquiring the receivables, please tell us why you believe it is appropriate to simply record the recovery of the receivables, as opposed to reflect the full substance of what occurred, which is a sale of all of the assets and liabilities of Ambow Online.

RESPONSE: The Company respectfully advises the Staff that the accounting treatment of the sale of Ambow Online resulted from the mutual agreement with the buyer. The terms of agreement and the respective accounting treatments include:

•	100% equity interest of Ambow Online transferred to the buyer on the disposition date as of August 31, 2017.

•	As of August 31, 2017, Ambow Online had a receivable balance of RMB 573.3 million due from the Company, and also net assets attributable to the Company of RMB 435.8 million, which include the restored receivables of RMB 33.6 million. After the offset of the payables and net assets, Ambow Online’s total assets and liabilities as of the disposition date were transferred to the buyer in exchange for consideration of zero. Accordingly the receivables were written up and operating expenses were reversed upon recovery of RMB 33.6 million receivables before the sale of Ambow Online. Then the Company offset the payables to Ambow Online with Ambow Online’s net assets attributable to the Company as of August 31, 2017. After the offset, the payable balance due to Ambow Online by the Company was RMB 137.5 million.

•	After the offset of the payables and net assets, the net assets of Ambow Online attributable to the Company were zero. The Company derecognized the recovered receivables, all other assets and all liabilities of Ambow Online as of the disposal date on August 31, 2017, with no disposal gain or loss being recognized.

•	In addition to the collection of receivables, the buyer also intends to use the RMB 137.5 million that the Company willl gradually payoff as its working capital, to settle the income tax payable and restart the business operation of Ambow Online; and also to recover the deferred tax assets of its other subsidiaries through tax planning strategies after the acquisition of Ambow Online. Therefore the buyer agreed to acquire Ambow Online as a whole, with all of its assets and liabilities as of the disposition date.

Exhibit 5.1, Legal Opinion

4.	We note your response to prior comment 4 and the removal of the third assumption of counsel’s opinion; however, counsel’s explanation of the meaning of “non-assessable” in paragraph 3 of its opinion still does not correspond to the meaning of that term under U.S. law as it does not address the company’s creditors. Please refer to Sections II.B.1.a and II.B.1.c. of Staff Legal Bulletin No. 19 (CF). As counsel cannot opine that the shares being registered are non-assessable based upon the meaning of that term under U.S. law, please have counsel revise its opinion to reflect that fact, as previously requested. Also as previously requested, please revise to provide disclosure in the prospectus that explains the potential assessability of the shares being offered.

RESPONSE: The Company respectfully advises the Staff that our counsel has revised their opinion to confirm their interpretation of the meaning of “non-assessable” consistent with that under U.S. law in the Amended F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Jin Huang
Chief Executive Officer